August 18, 2008
James O’Connor
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: The Coventry Funds Trust: Schedule 14A for EM Capital India Gateway Fund
Dear Mr. O’Connor:
     On August 7, 2008, The Coventry Funds Trust (the “Trust”), on behalf of the EM Capital India Gateway Fund (the “Fund”), a series of the Trust, filed a preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934. The proxy relates to the reorganization of the Fund into EM Capital India Gateway Fund (“New Fund”), a new series of Northern Lights Fund Trust (“Northern Lights”). On August 14, 2008, you provided oral comments. Please find below the Trust’s responses to your comments. For your convenience, I have summarized your comments.
1.	Comment. Please describe the nature of the Fund’s relationship to The Coventry Funds Trust as a series of a series trust.

Response. The Coventry Funds Trust is registered with the Securities and Exchange Commission (the “Commission”) as a management investment company and is organized under the laws of Massachusetts as a business trust. It has the capacity to offer more than one series of shares, although the Fund currently is the only series. Each series is referred to as a “fund”. The Commission treats each series as a separate investment company for most purposes under the Investment Company Act. A series trust structure provides a cost effective way for a series to offer shares and operate as though it were a stand-alone fund without the necessity of independently creating the infrastructure necessary for such operations. This is because series in a series trust shares a common board of trustees, as well as common service providers, such as fund accountants, fund administrators, transfer agents and distributors. However, there is no requirement that the same group of service providers be used for each series. As a result, different advisers may manage different series and different custodians may be used by each series. Some examples of series trusts include Unified Series Trust and Trust for Professional Managers. The New Fund and Northern Lights are structured in a similar manner in that the New Fund is a series of Northern Lights, a series trust.

2.	Comment. Please provide assurances that the expense limitation agreement will be amended to extend to a minimum of one year from the effective date of the New Fund.

Michael.Wible@ThompsonHine.com Phone 614.469.3297 Fax 614.469.3361	588308.3

THOMPSON HINE llp	41 South High Street	www.ThompsonHine.com
Attorneys at Law	Suite 1700	Phone 614,469.3200
	Columbus, Ohio 43215-6101	Fax 614.469.3361

August 18, 2008

Response. The initial term of the expense limitation agreement has been extended from April 30, 2009 to December 31, 2009. References to the expense limitation agreement have been amended throughout the proxy statement.

3.	Comment. Please amend the third paragraph under the section entitled REASONS FOR THE REORGANIZATION to provide additional disclosures about the Board’s conclusions about forecasted or expected operating expenses following the reorganization.

Response. The paragraph has been amended to read as follows.

Additionally, the Board noted that EM Capital will continue as investment advisor to the New Fund and that the management agreement between Northern Lights Trust and EM Capital is not materially different from the agreement currently in place between the Trust and EM Capital. The Board also concluded, based upon information, forecasts and reports provide by EM Capital and Gemini Fund Services, LLC, that it is reasonable to expect that certain operating expenses, such as administration, accounting and transfer agent fees, are excepted to decline. This decline in fees is expected to reduce total annual fund operating expenses before fee waivers and/or reimbursements by EM Capital. EM Capital has agreed to waive fees and/or reimburse expenses to the extent necessary to maintain the New Fund’s net operating expenses (excluding brokerage costs; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; acquired fund fees and expenses; and extraordinary expenses) at 2.30% of average daily net assets for Class A shares, 2.80% of average daily net assets for Class C shares and 1.80% of average daily net assets Class I shares, respectively, through December 31, 2009. However, in the near-term, because total annual fund operating expenses are expected to remain above the amount set in the expense limitation agreement between the New Fund and EM Capital, net annual operating expenses are expected to remain unchanged until the New Fund is widely distributed and assets increase. Finally, the Board considered the increased distribution opportunities available through the Northern Lights Trust.

The Trust has authorized me to convey to you that the Trust acknowledges the following:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 18, 2008

     If you have any questions or additional comments, please call the undersigned at 614-469-3297.
Best regards,
/s/ Michael V. Wible
Enclosure

cc:	John Danko

Jennifer Millenbaugh

Curtis Barnes